EXHIBIT 8.1

The following table sets forth a list of our subsidiaries.

Name of subsidiary	Jurisdiction of incorporation
Pointer Localizacion Y Asistencia S.A.	Argentina
Shagrir Motor Vehicle Systems Ltd.	Israel
Pointer S.A	Mexico